[JMB Capital Partners, L.P. Letterhead]



November 12, 2007

Robert Maguire III
Chairman and Chief Executive Officer
Maguire Properties Inc.
333 South Grand Avenue
Suite 400
Los Angeles, CA  90071

Dear Mr. Maguire:

Over the last several months, JMB Capital Partners Master Fund, L.P. has purchased approximately 2.5 million shares of Maguire Properties, Inc. ("Maguire" or the "Company"), or approximately 5.2% of the outstanding shares. We purchased these shares at market prices which we believe are substantially below the intrinsic value of Maguire's assets. Your recent decision to personally buy 194,000 shares in the open market indicates that you concur with our view that a public market discount exists. In this letter, we would like to discuss the reasons for this discount and propose a path to enhance value for all shareholders.

Over the last 42 years, Maguire has assembled one of the best Class A office building portfolios in the Los Angeles area. Rob, you should be congratulated on your vision in assembling this portfolio and the Company's attractive development pipeline. Maguire's high quality portfolio in the Bunker Hill section of downtown Los Angeles is irreplaceable. While we have our own views about the asset value of the Company, there is little debate that the NAV of the Company is substantially higher than current stock price levels. For example, Michael Knott of Green Street Advisors calculates an NAV of $46.25 per share, Jordan Sadler of KeyBanc pegs NAV at $44.06 per share, Chris Hayley of Wachovia estimates $36.15 and David Harris of Lehman Brothers places NAV at $32.90. At the closing price of $28.44 per share on November 9th, the discount to the average of these NAV estimates is over 29%. If the analyst community, as well as other informed observers, agree on the value of this portfolio, why is there such a discount in the stock price?

Unfortunately, the answer is that the skill set that served you so well in assembling this great portfolio is not the same skill set that translates into the effective management of a public company. In our opinion, the tenets to great stewardship of a public company are clear and consistent strategic direction and the highest regard for fiduciary duty to all shareholders. Weak corporate governance, excessive general and administrative expenses (which we estimate to be approximately $20 million per year too high) and a number of actions by the Company over the last several years have shown these tenets to be sorely lacking, and hence we believe that a "management discount" has been applied to the value of these shares.

For example, we are aware that Maguire had an option to purchase from you the Company's headquarters at 1733 Ocean Avenue. The Company decided to let this option expire, which allowed you to continue ownership of the building. We believe the Company should have exercised this option, which we think had intrinsic value, but the conflict with your personal interests interfered. In fact, this building has appreciated in value significantly since the expiration, and hence the Company and its shareholders were deprived of the opportunity to participate in this appreciation. While it is easy to trade real estate with the benefit of hindsight, the clear potential for conflict should have been avoided in the first place. Furthermore, we do not understand why one of the largest office REITs in Los Angeles leases space from the CEO of the Company as opposed to utilizing space it already owns.

In addition, we understand that you have pledged the dividend payments from your stock in Maguire as collateral for a personal loan. (This information was obtained from a Citigroup Weekly REIT strategy research report published on October 19th in which Jonathon Litt writes "Unfortunately, cutting the dividend, which would be an excellent source of capital, is not an option, as, according to company management, the CEO has pledged the dividends on his shares.") Holding the Company's dividend policy, and therefore its liquidity, hostage to your personal cash flow needs does not engender a great deal of faith that you are focused on your fiduciary duties to all shareholders. Perhaps if cutting the dividend was at least an option, the Company would not be forced to engage in its piecemeal $2.0 billion divestiture plan, which is a direct consequence of increasing the Company's leverage level well above its peers by paying $2.88 billion for the Blackstone/EOP assets purchased earlier this year. These purchases and divestitures may well be in the best interest of the Company, but the conflicts created by this dividend pledge force us to wonder. We are also interested to know if the Board was aware of this dividend pledge when it voted on this acquisition (assuming they were consulted in the first place).

Finally, a number of press reports have detailed a bid made by a strategic acquirer for the Company at levels substantially higher than the current price. Evidently, Maguire entered into negotiations with this party, and in good faith this party entered into a standstill arrangement, committing not to purchase any shares. Subsequent to this agreement, Maguire evidently broke off negotiations. Again, we are left wondering if this bid was considered honestly and fairly by an independent committee of the Board.

These actions, combined with significant senior management and board turnover, have created the dramatic discount in the trading value of Maguire stock versus intrinsic value. In order to eliminate this gap, we recommend the following course of action. First, create an independent committee of the board to evaluate strategic alternatives. We would ask that you do not serve on this committee. We propose that two representatives of JMB Capital be added to the Board, who could serve on this committee. Second, please eliminate all areas of potential conflict between your private portfolio and the public company. Third, separate the positions of Chairman and Chief Executive Officer, in accordance with generally accepted best practices for corporate governance. Finally, we ask that you void all current standstill arrangements with prospective buyers so that a true level playing field can be created for potential suitors. We fully appreciate the current challenging credit environment, but feel confident that the Company's high quality portfolio, development pipeline and flexible capital structure (which consists of assumable and attractive fixed-rate debt) will allow for a favorable outcome for shareholders.

Rob, please understand we are sympathetic to your situation. We understand that you built this business over the last forty years and, without your vision, this portfolio would never have been put together. Also, as private business owners ourselves, we understand the desire to determine your own destiny without outside interference. However, when you made the choice to become a public company, you traded the benefits of private ownership for the liquidity and wealth creation of a public vehicle. With this trade comes an implicit pledge to operate for the benefit of all shareholders equally and fairly.

We look forward to your response to these proposals. In the event you chose to disregard our suggestions, we reserve the right to propose an alternative slate of directors for the upcoming shareholders meeting. The specific mandate of this slate would be to evaluate all avenues for the maximization of shareholder value independently and objectively, including retaining a nationally recognized investment bank to pursue a sale of the Company.


Best Regards,


    /s/ Jon Brooks                              /s/ Cyrus Hadidi
    --------------------------                   --------------------------
    Jon Brooks                                  Cyrus Hadidi
    Managing Partner                            Partner